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                             November 9, 2020

       Patrick O. Zalupski
       President, Chief Executive Officer and Chairman
       Dream Finders Homes, Inc.
       14701 Philips Highway, Suite 300
       Jacksonville, FL 32256

                                                        Re: Dream Finders
Homes, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
13, 2020
                                                            CIK No. 0001825088

       Dear Mr. Zalupski:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed October 13, 2020

       Non-GAAP Financial Measures, page 69

   1. We note your non-GAAP measure of "adjusted gross margin." In this measure, we note the adjustment for
commission expense. Please further clarify why you believe isolating the impact of
commission expense and adjusting for it in arriving at adjusted gross margin is meaningful to an
investor. Please revise to update your disclosure, as applicable.
                                                        Reference is made to
Item 10(e)(1)(i)(C) of Regulation S-K.
 Patrick O. Zalupski
FirstName  LastNamePatrick
Dream Finders   Homes, Inc. O. Zalupski
Comapany 9,
November   NameDream
              2020      Finders Homes, Inc.
November
Page  2    9, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis
Off Balance Sheet Arrangements, page 95

2. We note your disclosure stating there were $31.1 million in deposits paid for your finished lot and land bank option contracts as of June 30, 2020. Please reconcile this amount to your balance sheet of the same date, which reports lot deposits of $24.6 million. Please revise your disclosure to provide further clarity, as needed.
Business
Customer Relations, Quality Control and Warranty Program, page 144

3. Please expand the disclosure related to your monitoring program for subcontractors, including whether you have a formal monitoring program and how you ensure that your standards are met.
4.       You state that you    are constantly striving to earn a 100%
willingness to refer rate    in
         each of your markets. Please disclose your actual willingness to refer rate for the periods in which it was measured.
Executive Compensation
Special Bonus, page 159

5. We note your disclosure that your Board of Directors is expected to approve a special bonus for Mr. Zalupski that will be payable upon the completion of this offering. Given the potential conflict of interest that this represents, please add a risk factor.
1. Nature of Business and Significant Accounting Policies
Inventories, page F-12

6. We note your disclosure stating you periodically review the performance and outlook of your inventory for indicators of potential impairment and you have no impairment reported during the periods presented. Please tell us and expand your inventory impairment disclosures to discuss more detailed aspects about your impairment analysis.
         Such expanded discussion should include aspects such as frequency (i.e., quarterly) and level (i.e., community) in which you perform impairment analysis, the potential impairment indicators you look for, and the key assumptions utilized in your impairment analysis to determine whether impairment exists.
13. Segment Reporting, page F-31

7.       We note your disclosure stating that the revenues of each remaining operating
         segment were not material and are classified in the "Other" category. Please tell us how you have addressed all quantitative thresholds in accordance with ASC 280-10-50-12.
 Patrick O. Zalupski
FirstName  LastNamePatrick
Dream Finders   Homes, Inc. O. Zalupski
Comapany 9,
November   NameDream
              2020      Finders Homes, Inc.
November
Page  3    9, 2020 Page 3
FirstName LastName
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Tim Taylor